Filed Pursuant to Rule 424(b)(3)

Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.

SUPPLEMENT NO. 3 DATED JANUARY 25, 2010

TO THE PROSPECTUS DATED OCTOBER 26, 2010

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated October 26, 2010, as supplemented by supplement no. 1 dated November 23, 2010 and supplement no. 2 dated December 6, 2010. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the amendment and restatement of our advisory agreement; and

•	the second amendment and restatement of our charter to limit certain incentive fees.

Amended and Restated Advisory Agreement

On January 21, 2011, we entered into an amended and restated advisory agreement with KBS Capital Advisors LLC, our external advisor. The amended and restated advisory agreement adjusts the calculation of the asset management fee payable to our advisor by us. The asset management fee is calculated as a percentage of the cost of investments. Prior to the amended and restated advisory agreement, the cost of investments was generally equal to the amount paid or allocated to acquire investments, inclusive of acquisition and origination fees and expenses related thereto and the amount of any debt associated with or used to acquire such investments. The amended and restated advisory agreement excludes acquisition fees and origination fees paid or payable to our advisor from the cost of investments used to calculate the asset management fee. The asset management fee is paid to our advisor in connection with the real estate-related services, accounting services and administrative services our advisor provides to us. Other than the change to the asset management fee, there were no material changes to the terms of the advisory agreement currently in effect.

Second Amended and Restated Articles of Incorporation

Effective January 21, 2011, we amended and restated our charter to limit certain incentive fees that may be paid to our advisor by providing that an interest in the gain from the sale of our assets shall not be payable to our advisor if it exceeds 15% of the balance of the net proceeds from the sale remaining after our stockholders receive, in the aggregate, an amount equal to 100% of the original issue price of their common stock, plus an amount equal to 6% of the original issue price of their common stock per year cumulative.

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